UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.
Date:     January 28, 2011

Sumitomo Mitsui Financial Group, Inc.
Notice regarding Change of Representative Directors
TOKYO, January 28, 2011 --- Sumitomo Mitsui Financial Group, Inc. announces today the following change of directors.

Date	Post to be appointed	Current post	Name

April 1, 2011	Sumitomo Mitsui Financial Group, Inc. Chairman of the Board	Sumitomo Mitsui Financial Group, Inc. Chairman of the Board (Representative Director)	Masayuki Oku
Sumitomo Mitsui Banking Corporation President (Representative Director)

April 1, 2011	Sumitomo Mitsui Banking Corporation Chairman of the Board	Sumitomo Mitsui Financial Group, Inc. President (Representative Director) Sumitomo Mitsui Banking Corporation Chairman of the Board (Representative Director)	Teisuke Kitayama

April 1, 2011	Sumitomo Mitsui Financial Group, Inc. President (Representative Director) Sumitomo Mitsui Banking Corporation Director	Sumitomo Mitsui Financial Group, Inc. Director Sumitomo Mitsui Banking Corporation Senior Managing Director	Koichi Miyata

[Sumitomo Mitsui Banking Corporation]

Date	Post to be appointed	Current post	Name

April 1, 2011	Sumitomo Mitsui Financial Group, Inc. Director Sumitomo Mitsui Banking Corporation President (Representative Director)	Sumitomo Mitsui Financial Group, Inc. Director Sumitomo Mitsui Banking Corporation Senior Managing Director	Takeshi Kunibe

Profile:  Koichi Miyata

1.	Date of Birth	November 16, 1953

2.	Business Experience

	April 1976	Joined The Mitsui Bank Limited

	June 2003	Director, Sumitomo Mitsui Banking Corporation

	October 2006	Managing Director, Sumitomo Mitsui Banking Corporation

	April 2009	Senior Managing Director, Member of the Board of Directors, Sumitomo Mitsui Banking Corporation

	April 2010	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc.

	June 2010	Director, Member of the Board of Directors, Sumitomo Mitsui Financial Group, Inc.

3.	Number of shares of our common stock held: 2,600
[Sumitomo Mitsui Banking Corporation]
Profile:  Takeshi Kunibe

1.	Date of Birth	March 8, 1954

2.	Business Experience

	April 1976	Joined The Sumitomo Bank Limited

	June 2003	Director, Sumitomo Mitsui Banking Corporation

	April 2004	General Manager, Corporate Planning Dept., Sumitomo Mitsui Financial Group, Inc.

	October 2006	Managing Director, Sumitomo Mitsui Banking Corporation

	April 2007	Managing Director, Sumitomo Mitsui Financial Group, Inc.

	June 2007	Director, Member of the Board of Directors, Sumitomo Mitsui Financial Group, Inc.

	April 2009	Senior Managing Director, Member of the Board of Directors, Sumitomo Mitsui Banking Corporation

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